SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of: April, 2025	Commission File Number: 001-32562

STANTEC INC.

(Name of Registrant)

10220-103 Avenue NW, Suite 300

Edmonton, Alberta

Canada T5J 0K4

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STANTEC INC.

Date: April 1, 2025	By: /s/ Vito Culmone
Name: Vito Culmone
Title: Executive Vice President and CFO

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Annual General Meeting and of Availability of Meeting Materials
99.2	Management Information Circular
99.3	Form of Proxy (Registered Shareholders)
99.4	Voting Instruction Form (Beneficial Shareholders)